FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SHAREHOLDERS’ MEETING CALL

The Board of Directors of Empresas ICA, S.A.B. de C.V. (the “Company”) in compliance with articles 28 Section IV and 42 of the Mexican Securities Law (“Ley del Mercado de Valores”) and in accordance with articles 181, 183, 186, and 187 of the Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”) and articles 47 and 49 of the Bylaws of the Company, hereby CALLS its shareholders to attend the Annual General Ordinary Shareholders’ Meeting to be held at 12:00pm on the 29th day of April 2016 in the Conference Room located on the 8th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, Mexico to consider the matters included in the following:

AGENDA

I.	Report of the Board of Directors, in terms of article 28, section IV, paragraphs (d) and (e) and article 56 of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2015.
II.	Reports of the Chief Executive Officer and External Auditor.
III.	Reports and the Opinion referred to in article 28, section IV, paragraphs (a) and (c) of the Mexican Securities Law, including the Report on compliance with fiscal obligations.
IV.	Discussion, approval and amendment, if any, of the Reports mentioned in items I and II. Resolutions in this regard.
V.	Allocation of net results, increase in reserves, approval of the maximum amount available to repurchase shares, and, in the event, declaration of dividends. Resolutions in this regard.
VI.	Determination of emoluments to be paid to members of the Board of Directors and Officers of the Company. Resolutions in this regard.
VII.	Designation or ratification, as needed, of the members of the Board of Directors and the Chairmen of the Audit and Corporate Practices Committees. Resolutions in this regard.
VIII.	Appointment of Special Delegates. Resolutions in this regard.

Shareholders that are registered as owners of one or more shares in the Company’s Share Registry will be admitted to the meeting. In order for shareholders recorded in the Company’s share registry to be able to attend the meeting: (i) they must deposit their shares with a share depositary institution, with the Secretary of the Board of Directors at the address provided below, or with a domestic or foreign financial institution; and (ii) they must demonstrate that the respective shareholder meets the requirements that are referred to in article five, and the articles in title III and following of the Bylaws; or that they are financial institutions acting as trustees for the neutral investment trust established by the Company to which have been contributed shares of the Company as the underlying assets for the issuance of securities in Mexico or abroad. In the event that a person is not accredited under the provisions of item (ii) of this paragraph, such person will not have the right to participate in the Shareholders’ Meeting, and consequently will not be able to exercise the corporate rights that correspond to the shares or are applicable in accordance with articles five, eleven and twenty-two of the Bylaws.

The delivery of share deposit receipts or deposit of shares with the Company and the demonstration of compliance with the requirements regarding nationality shall be done no less than five days prior to the Shareholders’ Meeting date. An admission ticket will be given in exchange for the shares deposited or the deposit receipt, which states the corresponding number and class of shares, the name of the shareholder, and the number of votes corresponding. The shares and deposit receipts will be returned after the conclusion of the meeting, against the delivery of the ticket that was issued. Persons who attend the Shareholders’ Meeting as representatives for shareholders shall demonstrate their representation by means of proxy forms prepared by the Company, which can be obtained on the Internet page www.ica.com.mx, under the “Corporate Governance” heading.

In accordance with the Bylaws, the proxies shall meet the following requirements, among others (the terms used herein having the definitions given them in the Bylaws):

(1)	State the name of the issuing Company, as well as the agenda;
(2)	Provide space for instructions by the grantor for the exercise of the proxy;
(3)	Declaration as to whether the shareholder and/or spouse or common-law spouse, or any relative by blood, affinity or in-law to the fourth degree or a Controlled Person of said shareholder or any other person aforementioned is a competitor of the Company or any of its Subsidiaries or Affiliates;
(4)	Declaration as to whether the shareholder and/or spouse or common-law spouse, or any relative by blood, affinity or in-law to the fourth degree or a Controlled Person of said shareholder or any other person aforementioned is (are) owner(s) or beneficiary (ies) as of that date, directly or indirectly, of Shares representing: (i) 5% (five percent) or more; (ii) any multiple of 5% (five percent) or more, of the total Shares issued by the Company, or (iii) are owners or beneficiaries, directly or indirectly, of rights to any class of shares or of Restrictive Share Covenants of the Company representing said percentage;
(5)	Declaration as to whether any Related Person to the shareholder is the owner of Shares or has rights with respect to the Shares of (i) 5% (five percent) or more; (ii) any multiple of 5% (five percent) or more, of the total Shares issued by the Company, or (iii) is the owner or beneficiary, directly or indirectly, of rights to any class of shares or to Restrictive Share Covenants of the Company representing said percentage;
(6)	Declaration as to the nationality of the shareholder or of the beneficiary of the brokerage agreement or similar instrument, and in the case of a legal entity, the nationality of the same and whether the respective bylaws include a clause excluding foreigners as well as the identity and nationality of the persons that control the legal entity; and

Any falsehood or omission in the information contained in the proxy will result in the nullification of the votes cast by the shareholder.

From the date of the publication of this Shareholders’ Meeting Call the proxy form and information and documentation related to agenda items will be available, without charge, to shareholders or financial intermediaries that represent such shareholders through the certifications issued by S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. The information and documentation may be requested from the Secretary of the Board of Directors, in the offices located on the 8th floor of the Torre Esmeralda II building, Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, from Monday to Friday from 9:00am to 2:00pm and from 4:00pm to 6:00pm.

Mexico City, April 14, 2016

/s/ Bernardo Quintana Isaac

Chairman of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer